Exhibit 99.1

CBD and Sendas Announce Spin-Off Details

São Paulo, February 19, 2021 – Companhia Brasileira de Distribuição (B3: PCAR3; NYSE: CBD) (“CBD”) and Sendas Distribuidora S.A. (“Sendas”) announce that on February 19, 2021, the Securities and Exchange Commission (“SEC”) declared effective the Registration Statement on Form 20-F (the “Registration Statement”) relating to the spin-off of Sendas to the shareholders of CBD (the “Spin-Off”) pursuant to the terms described in the Registration Statement.

The Spin-Off was previously approved by the shareholders of CBD, and CBD as the sole shareholder of Sendas, at extraordinary shareholders’ meetings held on December 31, 2020.

In connection with the Spin-Off, each holder of CBD common shares will receive one Sendas common share for each CBD common share held at close of trading on February 26, 2021 (the “Brazilian Record Date”), on the B3 S.A. – Brasil, Bolsa, Balcão (“B3”). Beginning on March 1, 2021, Sendas common shares are expected to commence trading on a standalone basis on the B3 under the ticker symbol “ASAI3”. On that date, CBD common shares will trade on the B3 “ex-distribution,” without the right to receive Sendas shares in the distribution. The distribution of Sendas common shares in Brazil is expected to settle on March 3, 2021 (the “Brazilian Distribution Date”).

Each holder of American Depositary Shares (“ADSs”) of CBD (each representing one CBD common share) will be entitled to receive one newly-issued Sendas ADS (each representing one Sendas common share) for each CBD ADS held at close of trading on March 2, 2021 (the “ADS Record Date”), on the New York Stock Exchange (“NYSE”). The distribution of Sendas ADSs is expected to occur on March 5, 2021 (the “ADS Distribution Date”).

Sendas ADSs are expected to begin trading on a “when-issued” basis on the NYSE from market open on March 1, 2021 and continue up to and including March 5, 2021, under the ticker symbol “ASAI WI”. Trades in the “when-issued” market are expected to settle on March 10, 2021. Sendas ADSs are expected to commence “regular-way” trading on a standalone basis on the NYSE at market open on March 8, 2021, under the ticker symbol “ASAI”. Trades in the “regular-way” market are expected to settle within the standard settlement cycle, which is the second business day after the trade.

Beginning on March 1, 2021 (the day prior to the ADS Record Date), and continuing through the close of trading on the NYSE on March 5, 2021 (the ADS Distribution Date), the markets for CBD ADSs will be the following:

●	CBD ADS “regular-way” market (NYSE: CBD): CBD ADSs that trade in the “regular-way” market will trade with “due bills,” which are entitlements to Sendas ADSs to be distributed in the Spin-Off. Any holders of CBD ADSs who sell CBD ADSs the “regular-way” between March 1, 2021 and March 5, 2021 will also be selling their right to receive Sendas ADSs in connection with the Spin-Off. Trades in the “regular-way” market are expected to settle within the standard settlement cycle, which is the second business day after the trade.

●	CBD ADSs “ex-distribution” market (NYSE: CBD WI): CBD ADSs that trade in the “ex-distribution” market will trade without an entitlement to Sendas ADSs to be distributed in the Spin-Off. Any holders of CBD ADSs as of the ADS Record Date who sell CBD ADSs in the “ex-distribution” market between March 1, 2021 and March 5, 2021 will still receive Sendas ADSs in connection with the Spin-Off. Trades in the “ex-distribution” market are expected to settle on March 10, 2021.

JPMorgan Chase Bank, N.A., as CBD ADS Depositary, will suspend the issuance and cancellation of CBD ADSs from the close of business on February 26, 2021 until the close of business on March 10, 2021. This means that during this time, holders of CBD ADSs will not be able to surrender their CBD ADSs and receive underlying CBD common shares, and holders of CBD common shares will not be able to deposit their CBD common shares and receive CBD ADSs. However, the closing of the issuance and cancellation books does not impact trading, and holders of CBD ADSs may continue to trade their CBD ADSs during this period.

Holders of CBD common shares or CBD ADSs will not be required to take any action, pay any cash, deliver any other consideration, or surrender any existing CBD common shares or CBD ADSs in order to receive Sendas common shares or Sendas ADSs in the Spin-Off, except that if you hold CBD ADSs through DTC, you will be required to pay an issuance fee of US$0.03 per Sendas ADS issued to JPMorgan Chase Bank, N.A., as Sendas ADS Depositary, in order to receive Sendas ADSs.

Holders of CBD common shares CBD ADSs are encouraged to consult with their financial and tax advisors regarding the specific implications of the Spin-Off, including the specific implications of buying or selling CBD ADSs on or before the ADS distribution date and the U.S. federal, state and local or foreign tax consequences, as applicable, of the Spin-Off.

The Registration Statement includes information regarding the Spin-Off, the separation of CBD and Sendas, as well as other important information. The Registration Statement is available on the SEC’s website at www.sec.gov and on Sendas’s website at www.assai.com.br/informacoes-financeiras

Special Notice Regarding Forward-Looking Statements:

This press release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that reflect the current expectations of the management of CBD and Sendas. These statements include, but are not limited to, statements about the completion of the Spin-Off, timing of “when-issued” and “regular-way” trading and trading on the NYSE and the B3 and other non-historical matters. These statements are based on management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause the actual results to differ materially from those indicated in our forward looking statements. You are cautioned not to put undue reliance on such forward-looking statements. Neither CBD nor Sendas undertakes any obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.